Notice of Annual Meeting of Common Shareholders of
Algonquin Power & Utilities Corp.

Date Wednesday, June 18, 2014 Time 4:00 p.m. (Eastern Time) Place Oakville Conference Centre 2515 Wyecroft Road Oakville, Ontario, L6L 6P8
Business of the Annual Meeting
of Common Shareholders

At the meeting, shareholders will be asked to:
1.    Receive the financial statements for the year ended December 31, 2013 and the auditor’s report on the statements;
2.    Appoint the auditor;
3.    Elect directors;
4.    Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “A” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular;
5.    Consider, and if thought fit, pass a resolution (the full text of which is set out in Schedule “B” to this Circular) approving the adoption of the Corporation’s performance and restricted share unit plan, as fully described in Schedule “C” to this Circular; and to
6.    Consider any other business that may be properly brought before the Annual Meeting of Common Shareholders or any adjournment.

By order of the Board of Directors

(signed) “Kenneth Moore”
Kenneth Moore
Chair of the Board of Directors
May 14, 2014

Important
If you are unable to attend the meeting in person, please complete, sign and return the enclosed form of proxy to the Corporation, c/o CST Trust Company, in the envelope provided for that purpose, or deliver it by mail to the Corporation, c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 or 1-866-781-3111, or by electronic mail to proxy@canstockta.com so as to arrive not later than 4:00 p.m. (Eastern Time) on June 17, 2014.